Michael J. Foster Senior Vice President, General Counsel & Secretary	Phone: 405.775.5171 Fax: 405.775.5796 e-mail: Michael.Foster@Tronox.com

July 11, 2012

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Mr. Jay Ingram

Re:	Tronox Limited
Registration Statement on Form S-1 File No. 333-181842

Dear Mr. Ingram:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (the “Company”) hereby requests acceleration of the effective date of their Registration Statement on Form S-1 (File No. 333-181842), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Wednesday July 11, 2012 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tronox Limited

One Stamford Plaza, 107 Elm Street, Suite 875, Stamford, CT 06902

Please contact Christian O. Nagler of Kirkland & Ellis LLP, outside counsel to the Registrants, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, Tronox Limited

/s/ Michael J. Foster

Name:	Michael J. Foster
Title:	Senior Vice President, General Counsel and Secretary

cc:	Christian O. Nagler
Kirkland & Ellis LLP